Exhibit 99.2

March 24, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) – Immediate Report Regarding Gazit-Globe Conference Call Presentation for

its 2014 Annual Financial Results

Below please find a presentation which will be presented at the analysts’ conference call scheduled for today at 17:00 (Israel time), following the publication of the Company’s financial reports as of December 31, 2014 (the “Financial Reports”).

Pages 4, 5, 6, 7, 8, 9, 13, 14, and 18 contain information which is not included in the Financial Reports. In addition, the information included in the presentation may be presented in a different manner than it is presented in the Financial Reports, including the information provided in page 15 of the presentation which is not presented in the same manner in the Financial Reports, but can be extracted from the data included in the Financial Reports.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Gazit-Globe - Conference Call Presentation | Q4 & Year-End 2014 Financial Results March 24, 2015 URBANIZATION, QUALITY, GROWTH

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Disclaimer
This presentation may include forward-looking statements, including forecasts, evaluations, estimates and other information relating to future events and issues.  Forward-looking statements may relate to, among other things, revenues, earnings, cash flows, capital expenditures and other financial items.  Forward-looking statements may also relate to our business strategy, goals and expectations concerning our market position, future operations, profitability, liquidity and capital resources.  All statements other than statements of historical facts are forward-looking statements and can be identified by the use of forward-looking terminology such as the words "anticipate", "believe", "could", "estimate",
"expect", "intend", "may", "plan", "predict", "project", "will" and similar terms and phrases.
Any forward-looking information contained in this presentation is based, in addition to existing information of the company, on present company expectations and evaluations regarding future developments and trends and on the interaction of such developments and trends.  Although we believe the assumptions upon which any forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect.  Our business and operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct.  Forward-looking statements are based on current expectations and are not guarantees of future performance.
Actual results and trends in the future may differ materially from those suggested or implied by any forward-looking statements in this presentation depending on a variety of factors including those described in greater detail in our Periodical and Annual Reports, Registration
Statement on Form F-1, Annual Report on Form 20F and in other information we file and furnish with the Israel Securities Authority, the U.S.
Securities and Exchange Commission, and the Canadian Securities Administrators, including under the heading “Risk Factors.”
All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements.  Except for any obligations to disclose information as required by applicable securities laws, we undertake no obligation to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this presentation.
The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Gazit-Globe Ltd. or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Gazit-Globe Ltd.

LOC ATION LOC ATION LOC ATION 3 Roni Soffer President

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(1%)
FFO Per Share FFO
NIS millions NIS
Based on 2013 FX rates, FFO
increased by 8%
5%
Based on 2013 FX rates, FFO
per share increased by 5%
NOI Rental Income
NIS millions NIS millions
Operational Parameters
2013 2014
Average currencies
against NIS
(0.9%)
(1.0%)
(7.7%)
Based on 2013 FX rates,
2014 rental revenues
decreased by 1%
Based on 2013 FX
rates, 2014 NOI
remained stable
(5%)
(1%)
2%
8%
0%
3.41 3.39
2013 2014
585
598
2013 2014
3,457
3,329
2013 2014
5,146
4,913
2013 2014
(4%)

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(*)  Excluding foreign exchange fluctuation.
Resilient Assets with Stable Occupancy
2014 Same Property NOI Growth (*)
Strong
Tenant Mix
Supermarkets
and necessity-
driven retailers
Organic Growth
Regional Breakdown
Regional Breakdown
95.0%
95.9%
Total
2013 2014
94.1%
96.4%
98.6%
95.6%
96.5%
97.5%
North America Europe Israel
2.9%
0.5%
2.3%
North
America
Europe Israel
1.7%
Total

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NIS million 10-12/2014 2014
New properties acquisition
1,202 2,539
Development & redevelopment
631 1,980
Total 1,833 4,519
Disposals and recycle of capital 691 3,083
(*)  Including joint controlled entities
Total Investments based on full consolidation (*)
External Growth
2014 Investment
2014 Disposals
10-12/2014 Investment
24%
65%
7%
1% 3%
35%
38%
16%
1%
10%
Canada
Europe
USA
Israel
Brazil
22%
29%
48%
1%

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As percentage of
total assets
Number of assets with
value > US$ 100 million
Urbanization, Quality, Growth
2014
46
2014
17%
39%
10
Top Center, Sau Paulo, Brazil
Note: Calculation is based on December 2008 financial statements and December 2014 financial statements with full inclusion of the value of properties managed by the Group
2008
2008

LOC ATION LOC ATION LOC ATION 8 Selective Development & Redevelopment Atrium Promenada, Warsaw, Poland Yorkville Village, Toronto, Canada Iso Omena, Helsinki, Finland Broadway Plaza , Bronx, NY, USA

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Brazil – Latest Activity
Top Center, GLA: Approx. 6,400 Sqm – Cost: R$ 145 M
Extra Itaim, GLA: Approx. 18,000 Sqm
Total Cost: R$ 115 M (70%)
Gazit Brasil owns and
operates 7 shopping centers
(one is under development)
with a total GLA of
approximately 60,000 square
meters. With the completion
of the Morumbi Town
Development (Q1/2016), the
total GLA of our assets in
Brazil will be approximately
90,000 square meters and
valued more than R$ 1
billion.
Morumbi Town, Development - Future GLA: Approx. 30,000
Sqm, Total Cost (includes land): R$ 333 M
Mais Shopping GLA: Approx. 13,300 Sqm,
Total Cost: R$ 200 M

LOC ATION LOC ATION LOC ATION Gil Kotler Senior Executive VP & Chief Financial Officer

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Financial Results for 2014
Change % 2013 2014
Year ended December 31
(in NIS million except per share data)
Property rental income
4,913 5,146 (5%)
NOI
3,329 3,457 (4%)
NOI margin
67.8% 67.2% -
FFO
598 585 2%
FFO per share (NIS)
3.39 3.41 (1%)
The number of shares used in calculating the diluted FFO
per share (mm)
176.5 171.4 3%
Cash flow from operating activities
1,026 1,189
-
Fair value gain on investment property
1,053 962
-
Net income attributable to equity holders of the company
73 927
-
Diluted net income per share attributable to equity
holders of the Company (NIS)
0.39 5.35
-

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Financial Results for Q4 2014
3 months ended December 31
(in NIS million except per share data) Change %
Property rental income
1,259 1,269 (1%)
NOI
840 855 (2%)
NOI margin
66.7% 67.4% -
FFO
135 147 (8%)
FFO per share (NIS)
0.76 0.84 (10%)
The number of shares used in calculating the diluted FFO per share (mm)
178.2 176.1 1%
Cash flow from operating activities
304 639
-
Fair value gain on investment property
699 436
-
Net income (loss) attributable to equity holders of the company
(217) 224
-
Diluted net income (loss) per share attributable to equity holders of the Company (NIS)
(1.25) 1.27
-
2013 2014

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Liquidity Leverage
Access to Capital Markets
13.5
Bonds
NIS Billions
NIS 3.3 bn at
the company
and its private
subsidiaries
11.1
Liquidity and Financial Strength
NIS Billions
Unencumbered Pool of Assets
NIS Billions
Atrium
Other
consolidated
Subsidiaries
Atrium
Consolidated
(4.1%)
Equity
21.6%
3.5
3.7
6.1
7.8
1.5
2.0
Dec 2013 Dec 2014
44.4
9.2
Dec 2014
55.1%
51.0%
Dec 2013 Dec 2014
2.5
5.4

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Change in fair value (pre-tax, Consolidated)
Year ended December 31
2014 2013
712 679
137 216
101 81
(17) (42)
120 28
1,053 962
(803) (102)
Fair Value of Investment Property
(NIS million)

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As of December 31
(in NIS million except per share data)
2014 2013
Total Assets 69,984 67,927
Investment Properties & Development 59,334 56,399
Interest Bearing Liabilities
36,359 38,167
Total Equity
25,870 22,353
Shareholder’s Equity
8,023 7,802
Shareholder’s Equity Per Share
EPRA NAV per share
Net Debt to Total Assets
Average Nominal Interest Rate for the Period
Balance Sheet Highlights
45.0
44.4
57.9 60.2
51.0%
4.8% 4.9%
55.1%

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As of December 31
(in NIS million except per share data)
2014  As reported 2014 Proforma
Total Assets
Investment Properties & Development
Interest Bearing Liabilities
Net Debt to Total Assets
Total Equity
Property rental income
NOI
Fair value gain on investment property
69,984
82,192
59,334
73,309
36,359
41,423
51.0%
48.3%
25,870
31,740
4,913
6,285
3,329
4,298
1,053 250
Financial Highlights - ATR consolidation
Proforma as of December 31, 2014

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Well Staggered Debt Maturities ( * )
NIS Millions
(*) “Expanded Stand Alone Basis”, As of December 31, 2014
Debt Breakdown
NIS
13.7bn
Debenture Maturity Schedule
997
988

1 405
1 542
1 203
1 009
913

2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 and
After
84%
10%
6%
Debentures
Revolving lines of credit
Mortgages
,
,
,
,

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18
Long-Term Value Creation
since 2000 (*) of 16.7% Average Annual Return
Consistent & Growing Dividends for 16 Years
(*) Data from December 31 st , 1999 through March 18, 2015

LOC ATION LOC ATION LOC ATION 19 For more information: +972 3 694 8000 / +1 212 600 2930 E-mail: IR@gazitgroup.com